UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS, AND SIMILAR PLANS

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 001-12613

ROCK-TENN COMPANY

1993 EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

ROCK-TENN COMPANY

504 Thrasher Street, Norcross, Georgia 30071

(Name of the issuer of the securities held pursuant to the plan and address of its principal executive offices)

ROCK-TENN COMPANY

ROCK-TENN COMPANY

1993 EMPLOYEE STOCK PURCHASE PLAN

FINANCIAL STATEMENTS

Statements of Financial Condition as of

September 30, 2008 and 2007 and

Statements of Changes in Plan Equity for each of the three

years ended September 30, 2006, 2007 and 2008

with

Report of Independent Registered Public Accounting Firm

ROCK-TENN COMPANY

1993 EMPLOYEE STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm

Compensation Committee of the Board of Directors

Rock-Tenn Company

We have audited the accompanying statements of financial condition of the Rock-Tenn Company 1993 Employee Stock Purchase Plan (the “Plan”) as of September 30, 2008 and 2007 and the related statements of changes in plan equity for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Rock-Tenn Company 1993 Employee Stock Purchase Plan at September 30, 2008 and 2007 and the changes in plan equity for each of the three years in the period ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cherry, Bekaert & Holland, LLP

Atlanta, Georgia

December 19, 2008

ROCK-TENN COMPANY

1993 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2008	2007
Assets:
Receivable from Rock-Tenn Company - (Notes 1 and 2)	$365,258	$399,563

Total assets	$365,258	$399,563

Liabilities and equity:
Obligations to purchase Rock-Tenn Company Common A Stock – (Notes 1 and 2)	$365,258	$399,563

Plan equity	—	—

Total liabilities and equity	$365,258	$399,563

See notes to financial statements

ROCK-TENN COMPANY

1993 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

	Years Ended September 30,
	2008	2007	2006

Plan equity at beginning of year	$—	$—	$—

Participant contributions	2,304,337	$2,947,783	$4,008,212

Purchases of Rock-Tenn Company Class A Common Stock – Note 1	(2,304,337)	(2,946,993)	(3,986,609)

Amounts refunded to Plan participants	(0)	(790)	(21,603)

Plan equity at end of year	$—	$—	$—

See notes to financial statements

NOTE 1 – DESCRIPTION OF THE PLAN:

In 1993, the Board of Directors of Rock-Tenn Company (the “Company”) adopted the Rock-Tenn Company 1993 Employee Stock Purchase Plan (as amended and restated, the “Plan”), pursuant to which participants in the Plan may purchase shares of the Company’s Class A Common Stock (“Common Stock”). The Plan first became effective on January 1, 1994.

The total number of shares of Common Stock that have been authorized under the Plan is 4,320,000 shares. As of September 30, 2008, 1,036,507 shares of Common Stock remained available for purchase under the Plan.

The Plan permits eligible employees to make regular, systematic purchases of Common Stock directly from the Company through payroll deductions. All regular, full-time employees of the Company and most of its U.S. and Canadian subsidiaries are eligible to participate in the Plan upon completion of at least twenty months of regular full-time employment with the Company or its subsidiaries. Voluntary employee contributions are deducted from participants’ compensation each pay period and are held by the Company for the participants’ accounts. All funds held by the Company under the Plan are included in the general assets of the Company.

Participants in the Plan are granted an option to purchase shares on the last day of each purchase period (January 31, April 30, July 31 and October 31). The Company uses participant contributions, net of refunds, to purchase shares of Common Stock for each participant. Contributions that exceed the Plan provisions or the Internal Revenue Code of 1986 limits are refunded to participants. The purchase price per share to the participant is equal to 85% of the average of the high and the low sales prices of Common Stock on the last day of the purchase period.

In each of the last three fiscal years, the total number of shares of Common Stock purchased by participants are summarized below:

	Years Ended September 30,
	2008	2007	2006
# of Class A Common Shares Purchased	87,116	135,098	315,640

Shares of Common Stock purchased under the Plan are issued to participants at the end of each purchase period.

Shares of Common Stock issued under the Plan are subject to a mandatory 6-month holding period. Accordingly, for a period of 6 months following the end of the purchase period in which shares are acquired by participants, the shares may not be sold or transferred.

Participants may terminate contributions and withdraw from the Plan at any time. Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Stock purchase transactions in process at the time of such termination cannot be modified or canceled without the written consent of the participants.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates that affect the reported amounts of Plan assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in Plan equity during the reporting period. Actual results will differ from those estimates and the differences could be material.

Plan Administration

The Plan is administered by the Compensation Committee of the Company’s Board of Directors, which consists of three outside directors.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

NOTE 3 – FEDERAL INCOME TAXES:

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Internal Revenue Code. Management believes that the Plan has been operated in accordance with the Code, therefore no provision for income taxes has been reflected in the accompanying financial statements.

Exhibits

See separate Exhibit Index attached hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCK-TENN COMPANY

Date: December 19, 2008	By:	/s/ Steven C. Voorhees
Steven C. Voorhees Executive Vice-President, Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer and duly authorized officer)

INDEX TO EXHIBITS

Exhibit Number and Description

23.1	Consent of Cherry, Bekaert & Holland, L.L.P.